UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: April 20, 2021

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation by Reference

This Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statements of the Company on Form F-3 (File Nos. 333-248564 and 333-255263), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Underwriting Agreement, dated as of April 15, 2021, by and between Maxeon Solar Technologies, Ltd., BofA Securities, Inc. and Morgan Stanley & Co. LLC

99.2	Opinion of Jones Day

99.3	Consent of Jones Day (included in Exhibit 99.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

April 20, 2021	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer